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Exhibit (a)(6)

Employee Frequently Asked Questions

1.     What is an unsolicited tender offer?

  An "unsolicited tender offer" describes a situation in which one company (often called a "bidder") attempts to acquire another company (often called the "target") on an unsolicited basis without the support of the target's board of directors.

2.     What is a tender offer?

  A tender offer is a public bid for stockholders to sell their stock. Typically, a tender offer is commenced when the offeror places a summary advertisement, or "tombstone,' in a major national newspaper and the offer to purchase is printed and mailed to the target company's stockholders. A tender offer must comply with the rules and regulations of the Securities and Exchange Commission (SEC), which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements.

  Some of the other basic legal requirements and considerations of tender offers include:

  •
  The bidder must file a Schedule TO.    On the commencement date of the tender offer, the bidder must file a document with the SEC called "Schedule TO." Within 10 business days of the commencement of a tender offer, the target's board must send a statement to its stockholders disclosing its position with respect to the offer. This statement is filed with the SEC on a document called "Schedule 14D-9"

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  Minimum duration of offer.    An offer must remain open for at least 20 business days after it begins. However, unsolicited tender offers are often not completed within 20 business days because their conditions usually are not satisfied that quickly. Also, an offer must remain open for at least 10 business days after certain material changes. In addition, stockholders have withdrawal rights and may withdraw tendered shares during the entire period the offer remains open.

3.     What is the "offer date"?

  The day the offer commences, signaled by the mailing of an offer to target's stockholders and/or placement of a "tombstone" ad in the national editions of The Wall Street Journal or The New York Times. In this case, infoUSA also published a tombstone ad in The San Francisco Chronicle.

  The offer date for the infoUSA offer was February 24.

4.     What is the "expiration date"?

  Every tender offer must remain open a minimum of 20 business days. Every offer has an initial expiration date (i.e., the end of the 20th business day), but this expiration date may be extended by the bidder. infoUSA has announced that its tender offer expires on March 23, 2005; however, the expiration date may be extended by infoUSA.

5.     What is a stockholder rights plan?

  A stockholder rights plan is adopted to guard against coercive tender offer tactics to gain control of the target without offering a fair and adequate price and terms to all stockholders by making it prohibitively expensive for the bidder to purchase over a certain percentage of the target's shares without the support of the target's board of directors (15% in our case).

  Stockholder rights plans are very common among public companies and have been upheld by the courts on many occasions as a legitimate means to guard against coercive tender offer tactics.

KEY DOCUMENTS

  SCHEDULE TO:    The bidder's tender offer statement. This is the official legal document that describes the offer, and includes the "offer to purchase," the document that is sent to stockholders. It is required to include, among other things, the target's name; the number of shares sought and the price offered; any conditions attached to the offer; the background of any discussions or other contacts between the bidder and the target; the source and amount of funds the bidder has available for the purpose; the reasons the bidder is making the offer and what it proposes to do if it succeeds; and who is soliciting shares for the bidder.

  infoUSA filed its Schedule TO with the SEC on February 24. It is available at the following website address:

  http://www.sec.gov/Archives/edgar/data/879437/000095013405003671/0000950134-05-003671-index.htm

  SCHEDULE 14D-9:    The target's SEC filing in response to an offer. It is, in effect, a description of the target board's recommendation concerning the offer. Whether the board advises stockholders to accept or reject, the target has to file this schedule.

  Digital Impact's Schedule 14D-9 is available at www.digitalimpact.com under "Investor Relations."

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Exhibit (a)(6)
Employee Frequently Asked Questions